[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

July 6, 2006	23062.68339

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Steven Jacobs, Accounting Branch Chief

Re:	Lexington Corporate Properties Trust

Form 10-K for the year ended December 31, 2005

Filed March 14, 2006

Form 8-K/A dated April 13, 2005

Filed June 29, 2005

File No. 1-12386

Dear Mr. Jacobs:

This letter sets forth the response of Lexington Corporate Properties Trust to the Staff’s comment letter dated June 22, 2006 in connection with the Staff’s review of Lexington Corporate Properties Trust’s Form 10-K for the year ended December 31, 2005 and Form 8-K/A dated April 13, 2005. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K or the 8-K/A, as applicable. For your convenience, we have repeated each comment prior to our response.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.

Please confirm to us that you will expand your discussion of cash flows from operations in future filings to discuss the underlying drivers impacting the changes in working capital. Refer to the Interpretive Guidance in SEC Release 33-8350.

Lexington has advised that all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2006, which will be filed on or before August 9, 2006, will provide a discussion of the underlying drivers impacting the changes in working capital.

Steven Jacobs

July 6, 2006

Funds from Operations, page 47

2.

Please revise your disclosure in future filings to clearly explain why you believe funds from operations is meaningful to investors and how management uses the measure. Refer to Item 10(e) of Regulation S-K. In addition, your revisions should include a clear explanation for any additional adjustments not contemplated in the NAREIT definition of FFO. Finally, to the extent you have made further adjustments to the NAREIT definition, please refrain from characterizing such a measure as funds from operations. Please include your proposed revisions in your response to us.

Lexington has advised that all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2006, which will be filed on or before August 9, 2006, will contain the following disclosure relating to funds from operations:

We believe that funds from operations (“FFO”) enhances an investor’s understanding of our financial condition, results of operations and cash flows. We consider FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from operations provides a more meaningful and accurate indication of our performance. FFO can also facilitate a comparison of current operating performance among REITs. FFO is defined in the April 2002 “White Paper,” issued by the National Association of Real Estate Investment Trusts (“NAREIT”) as “net income (or loss), computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.” We include in the calculation of FFO, which as included we refer to as Adjusted Funds From Operations (“AFFO”), the dilutive effect of the deemed conversion of (1) our convertible operating partnership units and (2) the Series C Cumulative Convertible Preferred Shares issued in 2005 and 2004. Neither FFO, nor AFFO, should be considered an alternative to net income as an indicator of operating performance or to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity to other consolidated income or cash flow statement data as determined in accordance with GAAP.

Lexington has advised that in all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2006, which will be filed on or before August 9, 2006, it

Steven Jacobs

July 6, 2006

will, as set forth above and to the extent it makes further adjustments to the NAREIT definition, refrain from characterizing such a measure as funds from operations and will characterize such a measure as AFFO.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 57

3.

We note that in 2003 and 2005 the distributions received from non-consolidated entities exceeded the equity in earnings from such entities. Please explain how you considered the guidance in paragraph 16b of SFAS 95 in determining that the excess of distributions over earnings should be classified as an operating activity.

Lexington has advised that the distributions from non-consolidated joint venture entities represents distributions from the respective joint venture’s operating cash flows and not a return of Lexington’s investment in the underlying joint venture. To the extent that a distribution from a joint venture represents anything other than operating cash flows it is classified as either an investing or financing cash flow, as appropriate. In years where a joint venture distributed loan proceeds or proceeds from property sales, Lexington has included these distributions in investing activities and not in operations as required by SFAS 95, paragraph 16b.

Note 2 – Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 61

4.

Please clarify whether the tenant allowances that are determined to be lease incentives are amortized over the lease term as a reduction of rental revenues. If so, please revise your disclosure in future filings to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Lexington has advised that the tenant allowances that are determined to be lease incentives are amortized over the lease term as a reduction of rental revenues and this will be disclosed in all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2006, which will be filed on or before August 9, 2006.

Note 5 – Discontinued Operations and Assets Held for Sale, page 67

5.

With respect to the property that was classified as held for sale but was later retained, please tell us and revise your disclosure to clarify the accounting implications of the decision to retain the property. Refer to SFAS 144. For example, did you record an adjustment to the carrying value and if so, disclose the amount and in which quarter it was recorded. In addition, how

Steven Jacobs

July 6, 2006

was the impairment loss previously recognized impacted by your decision to retain the property?

Lexington has advised that in 2005, based on market conditions, it no longer believed that the property would be sold within 12 months, so it reclassified the property from held for sale to operating, as required by SFAS 144. Lexington took an impairment charge in the fourth quarter of 2004 (which was reflected in Lexington’s Form 10-K for the year ended December 31, 2004) when it classified the property as held for sale in 2004. Since the fair value of the property at the time of reclassification was greater than the carrying amount before classification as held for sale, adjusted for depreciation, Lexington determined that no additional charge was required upon reclassification. The impairment loss was not impacted in the aggregate by Lexington’s decision to retain the property and it was only reclassified from discontinued operations to continued operations.

Due to the foregoing, Lexington believes that no revision is necessary to the disclosure.

Note 6 – Investment in Non-Consolidated Entities, page 67

6.

We note that certain of your joint venture partners hold options to put their interest in the joint venture to the Company. As it relates to each of these investments, please tell us the business purpose and economic substance of the various terms included in the put options. In addition, tell us how you account for the options and how you considered whether the put options are derivative instruments as defined in SFAS 133.

Lexington has advised that it is an investor in four joint venture co-investment programs with a total of three partners. The agreement governing each joint venture allows the applicable partner to transfer all or a portion of its interest in the respective joint venture to Lexington for either Lexington common shares or cash, at Lexington’s election, in an amount calculated using a formula based on funds from operations generated by the properties in the joint venture set forth in the joint venture agreement (the “Transfer Right”). The Transfer Right is not separate from the joint venture partner’s investment in the applicable joint venture and is not freely tradable by the joint venture partner.

The business reason for including this feature in each joint venture is that it gave each partner one additional potential exit strategy for its investment. Lexington has the ability to partially block the Transfer Right by excluding properties where (i) the credit of the tenant has been downgraded since initial acquisition or (ii) the remaining lease term is less than a stated percent of the lease term at initial acquisition.

In addition, Lexington, through a taxable REIT subsidiary, is the manager of each joint venture and provides acquisition and asset management advice and services to

Steven Jacobs

July 6, 2006

each joint venture. As a result, Lexington is knowledgeable about the properties it may acquire directly as a result of a joint venture partner’s exercise of the Transfer Right.

Finally, Lexington believes that if a joint venture partner exercised its Transfer Right, the assets that would be transferred would be valued at an amount that approximates the fair market value in exchange for either cash or Lexington common shares not less than the current market price per Lexington common share.

Lexington further advises that each joint venture agreement provides for a mutual buy/sell right. An exercise of this right would prevent a joint venture partner from exercising the Transfer Right.

Based on the foregoing, Lexington does not believe the Transfer Right meets the definition of a derivative in accordance with SFAS 133 paragraph 6c since the Transfer Right cannot have a net settlement and is not separable or freely tradable. Accordingly, the Transfer Right is not separately valued in Lexington’s financial statements.

Certifications, Exhibits 31.1 and 31.2

7.

Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Lexington has advised that all future filings, commencing with its Form 10-Q for the quarter ended June 30, 2006, which will be filed on or before August 9, 2006, will contain certifications that exclude the title of the certifying individual from the opening sentence.

Form 8-K/A dated April 13, 2005

8.

Considering that the acquisition was completed subsequent to the quarter ended March 31, 2005, please tell us why you did not include Rule 3-14 of Regulation S-X financial statements for the most recent interim period on an unaudited basis. In addition, please explain your basis for concluding that financial information with respect to the properties that are subject to net leases is “not required” even if such information is available and relevant. Were the properties subject to net leases previously operated by the seller such that financial information of the tenant or the guarantor of the tenant’s lease obligations is relevant? For each material property subject to net lease, please tell us how you considered the need to include financial information of the tenant or guarantors under the leases or financial statements required under Rule 3-14.

Steven Jacobs

July 6, 2006

Lexington has advised that unaudited financial statements for the most recent interim period which reflected the acquisition of the non-net leased properties were included in its Form 10-Q for the period ended June 30, 2005, which was filed on August 9, 2005.

Pursuant to the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Rule 3-14 of Regulation S-X, financial statements of a property leased to a single tenant on a long-term basis under a net lease may be omitted from filings unless the purchase price of the property exceeds 20% of the greater of total assets at the latest audited year end balance sheet date or the amount expected in good faith to be raised within the next twelve months pursuant to an effective registration statement.

Lexington advised that none of the purchase prices of the net leased properties acquired in the transaction exceeded 20% of Lexington’s total assets at December 31, 2004.

9.

In addition, please explain why you have not reflected the operations of the net leased properties in the pro forma financial information. Please tell us whether there is any factually supportable information available related to the net leased properties. We do not understand how the current disclosure depicts a meaningful presentation of the pro forma effects of the acquisition.

Consistent with the response to comment #8, Lexington advised that it did not reflect the operations of the net leased properties in the pro forma financial information because none of the purchase prices of the net leased properties acquired in the transaction exceeded 20% of Lexington’s total assets at December 31, 2004.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

Sincerely

/s/ Mark Schonberger

Mark Schonberger
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:  Joseph S. Bonventre, Esq.
       Nathalia A. Young, Esq.